Exhibit 99.1

FOR IMMEDIATE RELEASE TSX Venture Stock Symbol: EDE EDGE RESOURCES INC.	July 20, 2011 Calgary, Alberta

 Edge Provides Operational Update

CALGARY, ALBERTA  (July 20, 2011) – Edge Resources Inc. ("Edge" or the "Company") provides the following operational update in response to the recent flooding and extremely wet weather in the area of Eckville, Alberta, where the Company currently operates the majority of its producing natural gas wells.

Eckville has recently made news headlines because of heavy rains and flooding in and around the town.  While the Company is disheartened by the loss and damage to property in and around Eckville, Edge is pleased to announce that none of its production or current operations have been adversely affected by the flooding.

The Company had hoped to initiate its summer 2011 drilling program this week; however, the extremely wet conditions have delayed the initiation of this program as well as delayed additional completion and tie-in activities in the area.  The Company expects that it will be in a position to move a drilling rig into the area in August, with the help of warmer, drier weather.

In the meantime, the Company will continue with preparatory, regulatory and pre-construction administrative work for these and additional projects.

Brad Nichol, President and CEO of Edge commented, “It is devastating what has happened to the residents in the Eckville area.  Edge has always employed a strategy of utilizing local contractors and supporting the local economy in its operations, so the flooding is more than just a newspaper headline to us.  Some residents have reported that this was the worst storm in 45 years, which resulted in the closure of highways and bridges.”

Edge’s main producing natural gas property is approximately 30 km west of Eckville, near the town of Leslieville, Alberta.

About Edge Resources Inc.

Edge Resources is focused on the exploration, development and production of shallow oil and natural gas horizons, most prominently from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada.  The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow formations, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet ("TCF") of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 "five-star" sections.

For more information, visit the company website: www.edgeres.com or contact:

Brad Nichol
President & Director
Edge Resources Inc.
Suite 1400, 717-7th Avenue SW
Calgary, AB
Canada  T2P 0Z3
Phone: +1 (403) 767 9905

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.